January 12, 2007

Julien Bourgeois
Dechert
1775 I Street, NW
Washington, D.C. 20006-2401

   Re: Fidelity Commonwealth Trust II (File Nos. 333-139428 & 811-21990)

Dear Mr. Bourgeois:

   We have reviewed the registration statement for Fidelity Commonwealth Trust II (the "Trust") filed on Form N-1A on December 15, 2006. The registration statement for the Trust has three series, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, and the Fidelity Large Cap Core Enhanced Index Fund (each a "Fund" and collectively the "Funds"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Trust uses in its registration statement.

PROSPECTUS:

Fund Summary – Large Cap Growth Enhanced Index Fund – Investment Summary – Principal Investment Strategies (Page 3)

1. The second paragraph states that the Fund will normally invest at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the Standard & Poor's 500^{SM} Index (S&P 500®)). The adopting release for Rule 35d-1 under the Investment Company Act states that index funds would be expected to invest more than 80% of their assets in investments connoted by the applicable index. See Investment Company Act Release No. 24828 at Section II.A.1 (January 17, 2001). As the Fund's name suggests that the Fund will invest in securities included in a large-cap growth index rather than large-cap securities generally, please revise the Fund's investment policy to reflect that the Fund will normally invest all or substantially all of its assets in the component securities of a large-cap growth index. Also, please specify the large-cap growth index the Fund will use. Please make corresponding changes to the disclosure for the other two funds discussed in the prospectus.

Fund Summary – Large Cap Growth Enhanced Index Fund – Investment Summary – Principal Risks (Page 3)

2.   The Principal Investment Strategy section states that the Fund will invest in securities that have investment characteristics similar to the Russell 1000 Index. As the Russell 1000 Index includes securities with market capitalizations of less than $2 billion, please disclose the risks of investing in small- and mid-capitalization companies. Please make corresponding changes to the disclosure for the other two funds discussed in the prospectus.

Fund Basics – Investment Details – Investment Objective – Large Cap Growth Enhanced Index Fund – Principal Investment Strategies (Page 7)

3.   The first sentence of the third paragraph states that Geode uses the Russell 1000 Growth Index as a guide in structuring the fund and selecting its investments, but will invest in both benchmark and non-benchmark securities. Please clarify in this sentence what the term "benchmark" means. Please make corresponding changes to other sections of the prospectus that contain similar disclosure.

Fund Services – Fund Management (Page 18)

4.   Adjacent to the disclosure in paragraph 16 (annual management fee rate), please include a statement that a discussion regarding the basis for the board of trustees' approving the investment advisory contracts for the Funds will be available in the Funds' annual or semi-annual report, as applicable, with a statement indicating the period covered by the relevant annual or semi-annual report. See Item 5(a)(1)(iii) of Form N-1A.

GENERAL COMMENTS

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to us, or on exhibits added in any pre-effective amendments.

7.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

8.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

       If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

                      Sincerely,

                      Christian T. Sandoe
                      Senior Counsel